June 2026

Preliminary Pricing Supplement No. 16,414

Registration Statement Nos. 333-293641; 333-293641-01

Dated June 2, 2026

Filed pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC

Callable Zero-Coupon Notes due 2036

Fully and Unconditionally Guaranteed by Morgan Stanley

As further described below, we, Morgan Stanley Finance LLC (“MSFL”), will redeem the notes in accordance with the risk neutral valuation model determination noted herein. Any redemption payment will be at a redemption price per note equal to the accreted value as of such redemption date. The notes do not pay interest. However, the amount payable on the notes upon redemption or at maturity, as applicable, will reflect an accretion on the stated principal amount at the accrual yield specified below. The notes are for investors who are concerned about principal risk and seek a payment upon redemption or at maturity that reflects an accretion on the stated principal amount at the accrual yield in exchange for forgoing current income and the risk of an early redemption of the notes.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	June , 2026
Original issue date:	June 18, 2026 ( business days after the pricing date)
Maturity date:	June 18, 2036
Payment at maturity:	Unless redeemed earlier, the payment at maturity per note will be $1,625 per stated principal amount, which is the accreted value as of the maturity date
No interest:	The notes do not pay interest.
Accrual yield:	6.25% per annum (non-compounding) based on the stated principal amount (using a 360-day year composed of twelve 30-day months)
Call feature:

An early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on a business day that is at least five but no more than eight business days prior to such redemption date, as selected by the calculation agent (the “determination date”), taking as input: (i) prevailing reference market levels, volatilities and correlations, as applicable and in each case as of the determination date and (ii) Morgan Stanley’s credit spreads as of the pricing date(s), indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. Any redemption payment will be at a redemption price per note equal to the accreted value as of such redemption date. See “Redemption schedule” below for the accreted value applicable to each redemption date. If we call the notes, we will give you notice at least five business days before the call date specified in the notice. No further payments will be made on the redeemed notes once they have been redeemed. See “The Notes.”

Frequency of redemption dates:	Annual
Redemption dates:	The 18th calendar day of each June, beginning on the initial redemption date
Initial redemption date:	June 18, 2027
Redemption schedule:

Redemption date

Accreted value (per stated principal amount)

June 18, 2027

$1,062.50

June 18, 2028

$1,125.00

June 18, 2029

$1,187.50

June 18, 2030

$1,250.00

June 18, 2031

$1,312.50

June 18, 2032

$1,375.00

June 18, 2033

$1,437.50

June 18, 2034

$1,500.00

June 18, 2035

$1,562.50

June 18, 2036

$1,625.00

Accreted value

As of any date, the accreted value per stated principal amount is the stated principal amount plus an additional amount that accrues on such stated principal amount at the accrual yield from and including the original issue date to but excluding such date

If a payment date is not a business day:

If the scheduled maturity date or redemption date is not a business day, we may pay the accreted value due with respect to such date on the next succeeding business day, but such accreted value will not increase, nor will any interest accrue thereon, with respect to the period from and after the scheduled maturity date or redemption date, as applicable.

Specified currency:	U.S. dollars
No listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP:	61766YN31
ISIN:	US61766YN310
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Bank, N.A.
Trustee:	The Bank of New York Mellon
Estimated value on the pricing date:	Approximately $937.80 per note, or within $57.80 of that estimate. See “The Notes” on page 3.
Commissions and issue price:	Price to public(1)	Agent’s commissions and fees(2)	Proceeds to us(3)
Per note	$1,000	$	$
Total	$	$	$

(1)The price to public for investors purchasing the notes in fee-based advisory accounts will be $ per note.

(2)Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $ for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will not receive a sales commission with respect to such notes. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(3)See “Use of Proceeds and Hedging” on page 7.

Morgan Stanley Finance LLC

Callable Zero-Coupon Notes

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement, tax supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement, tax supplement and prospectus, each of which can be accessed via the hyperlinks below.

 Prospectus Supplement dated April 8, 2026  Tax Supplement dated April 8, 2026

Prospectus dated April 8, 2026

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Morgan Stanley Finance LLC

Callable Zero-Coupon Notes

The Notes

The notes are debt securities of Morgan Stanley Finance LLC and are fully and unconditionally guaranteed by Morgan Stanley.

An early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on a business day that is at least five but no more than eight business days prior to such redemption date, based on the inputs indicated in the call feature terms, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. Any redemption payment will be at a redemption price per note equal to the accreted value as of such redemption date. If we call the notes, we will give you notice at least five business days before the call date specified in the notice. On or before the redemption date, we will deposit with the trustee money sufficient to pay the accreted value of the notes to be redeemed on that date. If such money is so deposited, on and after the redemption date, such notes will cease to be outstanding. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus. All payments on the notes are subject to our credit risk.

The stated principal amount and issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than the issue price. We estimate that the value of each note on the pricing date will be approximately $937.80 or within $57.80 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to interest rates. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the accrual yield, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

Morgan Stanley Finance LLC

Callable Zero-Coupon Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the material risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement, tax supplement and prospectus. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Risks Relating to an Investment in the Notes

￭The notes do not pay interest. The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest. The notes are for investors who are concerned about principal risk and seek a payment upon redemption or at maturity that reflects an accretion on the stated principal amount at the accrual yield in exchange for forgoing current income and the risk of an early redemption of the notes.

￭The notes have early redemption risk. Any early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on a business day that is at least five but no more than eight business days prior to such redemption date, based on the inputs indicated in the call feature terms, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. In accordance with the risk neutral valuation model determination noted herein, it is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the return on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive the accreted value as of the applicable redemption date and you will receive no further payments on the redeemed notes and may have to re-invest the proceeds in a lower interest rate environment.

￭Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on any redemption date and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

￭As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

￭The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the then-applicable accreted value. Some of these factors include, but are not limited to: (i) actual or anticipated changes in interest and yield rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads and (iii) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities

Morgan Stanley Finance LLC

Callable Zero-Coupon Notes

like the notes. Depending on the actual or anticipated level of interest and yield rates, the market value of the notes is expected to be less than the then-applicable accreted value and you may receive substantially less than the then-applicable accreted value if you are able to sell your notes prior to maturity.

￭The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the then-applicable accreted value, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

￭The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

￭The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Moreover, in accordance with the risk neutral valuation model determination noted herein, it is less likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the return on the notes is less than the interest that would be payable on other instruments of the issuer of a comparable maturity trading in the market. Accordingly, you should be willing to hold your notes to maturity.

￭Morgan Stanley & Co. LLC, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, has determined the estimated value on the pricing date. MS & Co. has determined the estimated value of the notes on the pricing date.

Morgan Stanley Finance LLC

Callable Zero-Coupon Notes

￭Our affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes. One or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice to you and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, our affiliates expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

￭The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Moreover, certain determinations made by the calculation agent may require it to exercise discretion and make subjective judgments. These potentially subjective determinations may adversely affect the payout to you on the notes.

Morgan Stanley Finance LLC

Callable Zero-Coupon Notes

Use of Proceeds and Hedging

The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the agent’s commissions. The costs of the notes borne by you and described on page 3 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of ours. Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $ for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will not receive a sales commission with respect to such notes.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes such that for each note the estimated value on the pricing date will be no lower than the minimum level described in “The Notes” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the accreted value as of the date of acceleration.

Where You Can Find More Information

MSFL and Morgan Stanley have filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and a tax supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement, the prospectus supplement, the tax supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MSFL, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the tax supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement dated April 8, 2026

Tax Supplement dated April 8, 2026

Prospectus dated April 8, 2026

Morgan Stanley Finance LLC

Callable Zero-Coupon Notes

Terms used but not defined in this pricing supplement are defined in the prospectus supplement, the tax supplement or in the prospectus.

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as issued with original issue discount (“OID”) and without any qualified stated interest for U.S. federal income tax purposes, as described in the section of the accompanying tax supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Program Securities Treated as Debt Instruments—General—Original Issue Discount.”

The amount of OID on the notes will be equal to the excess of the “stated redemption price at maturity” (i.e., the accreted value corresponding to the stated maturity date set forth above under “Redemption schedule”) over the “issue price” (as defined in the accompanying tax supplement). You will be required to include OID in income for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest and assuming a yield to maturity that we have determined to be an annual rate of approximately 4.9145% compounded semi-annually, without regard to the timing of the receipt of cash payments attributable to this income. Under this method, you generally will be required to include in income increasingly greater amounts of OID in successive accrual periods.

The following table states the amount of OID that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year):

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 18, 2026	$24.5724	$24.5724
December 19, 2026 through June 18, 2027	$25.1762	$49.7487
June 19, 2027 through December 18, 2027	$25.7949	$75.5436
December 19, 2027 through June 18, 2028	$26.4287	$101.9723
June 19, 2028 through December 18, 2028	$27.0781	$129.0504
December 19, 2028 through June 18, 2029	$27.7435	$156.7940
June 19, 2029 through December 18, 2029	$28.4252	$185.2192
December 19, 2029 through June 18, 2030	$29.1237	$214.3429
June 19, 2030 through December 18, 2030	$29.8394	$244.1823
December 19, 2030 through June 18, 2031	$30.5726	$274.7549
June 19, 2031 through December 18, 2031	$31.3238	$306.0787
December 19, 2031 through June 18, 2032	$32.0935	$338.1722
June 19, 2032 through December 18, 2032	$32.8822	$371.0544
December 19, 2032 through June 18, 2033	$33.6901	$404.7445
June 19, 2033 through December 18, 2033	$34.5180	$439.2625
December 19, 2033 through June 18, 2034	$35.3662	$474.6287
June 19, 2034 through December 18, 2034	$36.2352	$510.8640
December 19, 2034 through June 18, 2035	$37.1256	$547.9896
June 19, 2035 through December 18, 2035	$38.0379	$586.0274
December 19, 2035 through the Maturity Date	$38.9726	$625.0000

You should consult your tax adviser regarding the amount of taxable income that you should recognize in each taxable year.

Upon the sale, exchange or retirement of a note (including early redemption), you will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your adjusted tax basis in

Morgan Stanley Finance LLC

Callable Zero-Coupon Notes

the note. Your adjusted tax basis in a note generally will equal your original purchase price for the note, increased by the amounts of OID that you previously included in income with respect to the note. Your gain or loss recognized on the sale, exchange or retirement of a note will generally be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the notes for more than one year, and short-term capital gain or loss otherwise. Any capital loss you recognize may be subject to limitations.

U.S. Holders should also read the section of the accompanying tax supplement entitled “United States Federal Taxation—Information Reporting and Backup Withholding.”

If you are a non-U.S. investor, please also read the section of the accompanying tax supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.